SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Theravance Biopharma, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.00001

(Title of Class of Securities)

G8807B106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) CF Woodford Equity Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,114,946 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,114,946 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,114,946 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.0% (See Item 4)
12	TYPE OF REPORTING PERSON FI

CUSIP NO. G8807B106	SCHEDULE 13G	Page 3 of 6

This Amendment No. 3 amends and restates in its entirety the Schedule 13G previously filed by CF Woodford Equity Income Fund (this “Schedule 13G”).

Item 1(a).	Name of Issuer:

Theravance Biopharma, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

PO Box 309 Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands

Items 2(a), (b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of CF Woodford Equity Income Fund (the “Reporting Person”).

The principal business office of the Reporting Person is 40 Dukes Place, London, EC3A 7NH, United Kingdom. For the place of organization, see Item 4 of the cover page.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

G8807B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

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(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: The Reporting Person is eligible to file pursuant to §240.13d-1(b)(1)(ii)(J) and is an investment company authorized and regulated by the Financial Conduct Authority of the United Kingdom which is comparable to the regulatory scheme applicable to the investment companies covered by Item 3(d) above.

Item 4.	Ownership.

(a)        Amount beneficially owned:

8,114,946 Ordinary Shares.

(b)        Percent of class:

Based on 54,103,378 Ordinary Shares of the Issuer outstanding as of November 1, 2017, as reported in the Issuer’s Current Report on Form 10-Q, filed with the SEC on November 8, 2017, the Reporting Person beneficially owns approximately 15.0% of the issued and outstanding Ordinary Shares of the Issuer.

(c)        Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 8,114,946 Ordinary Shares*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 8,114,946 Ordinary Shares*

*This statement is being filed on behalf of CF Woodford Equity Income Fund (the “Woodford Fund”). Woodford Investment Management Ltd (the “Manager”) is the Manager of the Woodford Fund, providing services to the Woodford Fund and Capita Financial Managers Limited, the operator of the Woodford Fund. Pursuant to a Management Agreement between the Woodford Fund and the Manager (the “Management Agreement”), the Manager has investment discretion and voting power over securities held of record by the Woodford Fund, including the Ordinary Shares. As a result, the Manager may be deemed to be the beneficial owner of such Ordinary Shares. Neil Woodford is the Head of Investment for the Manager, and as such, may be deemed to beneficially own the Ordinary Shares beneficially owned by the Manager. The Woodford Fund is also a beneficial owner of such Ordinary Shares because, pursuant to the terms of the Management Agreement, it may give the Manager disposition and voting instructions for the Woodford Fund’s securities, including the Ordinary Shares. Furthermore, the Management Agreement may be terminated by the Woodford Fund at any time upon 60 days’ notice.

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Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment companies authorized and regulated by the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

CF WOODFORD EQUITY INCOME FUND
by: Woodford Investment Management Ltd, its Manager

By:	/s/ Chris Martin
Name:	Chris Martin
Title:	Head of Compliance and
Authorized Signatory

This Schedule 13G is being filed by the Woodford Fund. Woodford Investment Management Ltd is the Manager of the Woodford Fund, and pursuant to the Management Agreement, shares investment discretion and voting power over securities held of record by the Woodford Fund, including the Ordinary Shares.